Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine month periods ended March 31, 2013 and the related notes, which are prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, as well as the audited consolidated financial statements for the year ended June 30, 2012, including the notes thereto, prepared in accordance with IFRS, and the annual fiscal 2012 Management Discussion and Analysis (“MD&A”). This MD&A provides a review of the performance of the Company for the three and nine month periods ended March 31, 2013 as compared to the three and nine month periods ended March 31, 2012. This review was performed by management with information available as of May 3, 2013.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2013 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be an adjunctive maintenance treatment in patients with Bipolar Disorder; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the timing and manner of future clinical development of ELND005 performed by Elan Pharma International Limited (“Elan”); the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence of neuropsychiatric symptoms like depression, anxiety and agitation in Alzheimer’s disease; the demand for a product that can reduce the occurrence of mood episodes in patients with Bipolar Disorder; the potential clinical benefit of ELND005 in the treatment of bipolar disorder or other disease indications; the potential clinical benefit of the anti-inflammatory compounds TT-301 and TT-302; the intention of the Company to seek a partnership for the development of TT-301 and TT-302; the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients; the engagement of third party manufacturers to produce the Company’s drug substances and products; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

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This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” as described in the Company’s annual MD&A which can be found on SEDAR at www.SEDAR.com.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 for the treatment of Alzheimer’s disease and Bipolar Disorder. Transition has also in-licensed a series of compounds (TT-401/402) from Lilly in the area of diabetes. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications. TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) traumatic brain injury (“TBI”) and neuropathic pain.

During fiscal 2013 and up to the date of this MD&A, the Company announced the following:

ELND005:

•	On November 28, 2012, Transition announced that their licensing partner Elan had enrolled the first patient in a Phase II study of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease;

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•	On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11 million from Elan.

TT-401:

•	On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetic and obese non-diabetic subjects. In the study, TT-401, a once-weekly administered peptide, demonstrated significant improvements in glycemic control and reductions in body weight.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

Transition has exclusively licensed the ELND005 technology to Elan for worldwide development and commercialization. Under the current agreement, Elan is responsible for performing and funding all development and commercialization activities. Transition is eligible to receive from Elan up to US$93 million regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization. To date, Transition has received US$40 million from Elan in upfront and achieved milestone payments.

Currently, Elan is performing two Phase 2 clinical studies with ELND005. In August 2012, Elan announced the dosing of the first patient in a Phase 2 clinical study evaluating ELND005 as an adjunctive maintenance therapy in 400 bipolar disorder patients. In November, Elan enrolled the first patient in a Phase 2 study of ELND005 to treat aggression and agitation in 400 moderate to severe Alzheimer’s disease patients.

Eli Lilly and Company

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

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The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

ELND005 for Neuropsychiatric Diseases

Alzheimer’s Disease:

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. Approximately 90% of Alzheimer’s disease patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive neuropsychiatric symptoms in Alzheimer’s disease and are associated with increased morbidity and caregiver burden.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

Current U.S. Food and Drug Administration (“FDA”) approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for therapies to address Alzheimer’s disease patients neuropsychiatric symptoms and declines in cognitive ability.

Bipolar Disorder:

Bipolar I Disorder is a severe form of Bipolar Disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. Bipolar Disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar Disorder is also associated with increased cardiovascular morbidity and suicide risk. The U.S. and European Union population of Bipolar Disorder patients is estimated at approximately 3.5 million.

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Clinical Development of ELND005:

ELND005, scyllo-inositol, is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development. The Phase 2 study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

Currently, Transition’s licensing partner, Elan is performing and funding two Phase 2 clinical studies of ELND005:

(a)	Agitation and Aggression in Alzheimer’s Disease

On November 27, 2012, Elan announced that they had enrolled the first patient in a Phase II clinical trial of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease. The objectives of the study are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with moderate to severe AD, who are experiencing at least moderate levels of agitation/aggression. The study is expected to enroll approximately 400 patients at multiple sites in the US, Canada and potentially other selected regions.

(b)	Bipolar Disorder

On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11 million from Elan on October 1, 2012.

The ELND005 technology is claimed in multiple issued patents and pending patent applications in many jurisdictions throughout the world.

Expenditures for the ELND005 Program

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, as the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005. Accordingly, Transition did not incur any expenditures relating to the program during the three and nine month period ended March 31, 2013.

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TT-401 / TT-402

Development of TT-401 and TT-402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Clinical Development of TT-401

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss. The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced in clinical development.

On June 18, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT-401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT-401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

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Data from the study support a clear development path forward to a larger Phase 2 efficacy study of TT-401.

Expenditures for the TT-401/402 Program

During the three and nine month periods ended March 31, 2013 and 2012, the Company incurred direct research and development costs for this program as follows:

TT-401/402	Three-month	Three-month	Nine-month	Nine-month
Program (1)	period ended	period ended	period ended	period ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Pre-clinical studies	$513,097	$78,075	$997,370	$535,604
Clinical studies	619,037	408,923	1,705,094	822,478
Manufacturing	208,113	204,496	789,412	661,871
Other direct research	42,923	38,462	141,174	94,356
TOTAL	$1,383,170	$729,956	$3,633,050	$2,114,309

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases.

Transition is developing a class of small molecule compounds that are designed to cross the blood-brain-barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer’s disease, Traumatic Brain Injury (“TBI”), Intracerebral Hemorrhage (“ICH”), and others.

Development of TT-301 and TT-302

Transition has completed a Phase I clinical study of intravenously administered TT-301. The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of TT-301.

Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis and neuropathic pain. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

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The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

RESULTS OF OPERATIONS

For the three month period ended March 31, 2013, the Company recorded a net loss of $2,903,331 ($0.11 loss per common share) compared to net loss of $3,072,112 ($0.11 loss per common share) for the three month period ended March 31, 2012.

For the nine month period ended March 31, 2013, the Company recorded net income of $2,078,181 ($0.08 income per common share) compared to a net loss of $9,733,290 ($0.39 loss per common share) for the nine month period ended March 31, 2012.

Net loss decreased $168,781 or 5% during the three month period ended March 31, 2013 compared to the same three month period in fiscal 2012. The decrease in net loss during the three month period is mainly due to increased foreign exchange gains and decreases in general and administrative expenses. The decrease in net loss has been partially offset by increased research and development expenses.

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Net loss decreased $11,811,471 or 121% during the nine month period ended March 31, 2013 compared to the same nine month period in fiscal 2012. The decrease in net loss during the nine month period is largely attributed to the revenue recognized during the first quarter of fiscal 2013 resulting from the $10,815,200 (US$11 million) milestone payment received from Elan upon the commencement of the next ELND005 clinical trial. The decrease in net loss is also attributed to a decrease in general and administrative expenses and increased foreign exchange gains. The decrease in net loss has been partially offset by increased research and development expenses.

Revenue

Revenue is nil and $10,815,200 in the three and nine month periods ended March 31, 2013 respectively, compared to nil in both three and nine month period ended March 31, 2012.

In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. In light of the amendments to the Elan agreement, the Company has recognized $10,815,200 (US$11,000,000) as revenue during the first quarter of fiscal 2013 which represents the milestone payment received from Elan upon their commencement of the next ELND005 clinical trial. The payment from Elan was received on October 1, 2012.

Research and Development

Research and development expenses increased $483,948 or 26% from $1,896,585 for the three month period ended March 31, 2012 to $2,380,533 for the three month period ended March 31, 2013. For the nine month period ended March 31, 2013, research and development expenses increased $365,405 or 6% to $6,576,336 from $6,210,931 for the same period in fiscal 2012.

The increases in research and development expenses are primarily due to an increase in clinical development costs related to TT-401/402, which has been partially offset by a decrease in clinical development costs related to TT-301/302 as well as reduced salaries and related costs resulting from headcount reductions which occurred during the nine month period ended March 31, 2012.

The Company anticipates that research and development expenses will remain relatively consistent in the fourth quarter of fiscal 2013 as the Company continues to advance the development of TT-401/402.

General and Administrative

General and administrative expenses decreased by $151,183 or 15% from $1,022,040 for the three month period ended March 31, 2012 to $870,857 for the same period in fiscal 2013. For the nine month period ended March 31, 2013, general and administrative expenses decreased $1,107,798 or 30% to $2,537,199 from $3,644,997 for the same period in fiscal 2012.

The decreases in general and administrative expenses for both the three and nine month periods ended March 31, 2013 are due to decreases in legal consulting fees and business development expenses. The decrease in general and administrative expenses for the nine month period ended March 31, 2013 is also attributed to decreased facility lease costs as well as decreased salaries and related costs resulting from headcount reductions as the comparative periods included severances relating to terminations. In both the three and nine month periods ended March 31, 2013, the decrease in general and administrative expenses have been partially offset by increased investor relation expenses.

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The Company anticipates that general and administrative expenses will remain relatively consistent in the fourth quarter of fiscal 2013.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at March 31, 2013.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2013
Revenue	$10,815,200	-	-
Net income (loss) (1)	$7,736,046	$(2,754,534)	$(2,903,331)
Basic and diluted net income (loss) per common share	$0.29	$(0.10)	$(0.11)

2012
Revenue	$-	$-	$-	$-
Net income (loss) (1)	$(2,870,757)	$(3,790,421)	$(3,072,112)	$(2,536,555)
Basic and diluted net income (loss) per common share	$(0.12)	$(0.15)	$(0.11)	$(0.10)

2011
Revenue				$-
Net income (loss) (1)				$(4,131,394)
Basic and diluted net income (loss) per common share				$(0.18)

(1)   Net income (loss) before discontinued operations was equivalent to the net income (loss) for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan agreement, interest income, head count reductions and corporate development costs.

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CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions would increase the contingent consideration payable by $258,000. Conversely a decrease of 10% applied to the probability assumptions would decrease the contingent consideration payable by $258,000;

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

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Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

ACCOUNTING CHANGES

There were no changes in accounting policies during the three and nine month periods ended March 31, 2013.

IFRS ISSUED BUT NOT YET ADOPTED

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

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IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no substantive changes in the Company’s internal controls over financial reporting that have occurred during the most recent interim period beginning January 1, 2013 and ending March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to March 31, 2013 of $147,278,032. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company’s cash, cash equivalents and short term investments were $22,942,039 at March 31, 2013 as compared to $19,012,345 at June 30, 2012, resulting in an increase of $3,929,694. The Company’s working capital position at March 31, 2013 increased $4,255,800 from $16,113,952 at June 30, 2012 to $20,369,752, at March 31, 2013.

The increase in the Company’s cash, cash equivalents and short term investments as well as the increase in working capital is primarily due to the US$11 million milestone payment received from Elan due to their commencement of the ELND005 clinical trial in Bipolar Disorder, in August 2012. The increase is partially offset by expenditures incurred during the nine month period ended March 31, 2013.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

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The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial Instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to investments and purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total

Operating leases	$39,667	$290,429	$-	$-	$330,096
Collaboration agreements	7,064	-	-	-	7,064
Clinical and toxicity study agreements	580,105	-	-	-	580,105
Manufacturing agreements	346,957	-	-	-	346,957
Contingent Consideration Payable	2,847,759	8,068,760	-	-	10,916,519
Other	10,750	-	-	-	10,750
TOTAL	$3,832,302	$8,359,189	$-	$-	$12,191,491

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OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at May 3, 2013, the Company has 26,921,302 common shares outstanding.

Stock Options

As at May 3, 2013 the Company has 1,643,999 stock options outstanding with exercise prices ranging from $2.09 to $13.70 and various expiry dates extending to June 30, 2022. At May 3, 2013, on an if-converted basis, these stock options would result in the issuance of 1,643,999 common shares at an aggregate exercise price of $5,543,034.

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